Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Affiliated Managers Group, Inc. (“AMG”, “we”, “us” or “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, par value $0.01 per share (“common stock”), and (ii) 5.875% Junior Subordinated Notes due 2059 (the “Notes”).

DESCRIPTION OF COMMON STOCK

The following is a summary description of certain material terms and provisions of our common stock, and may not contain all the information that is important to you. Therefore, we encourage you to read our charter, our by-laws and applicable provisions of the Delaware General Corporation Law for additional information related to our common stock.
General
Under our charter, we currently have authority to issue up to 150,000,000 shares of common stock, and up to 3,000,000 shares of Class B non-voting common stock, par value $0.01 per share (“Class B non-voting common stock”). Under Delaware law, stockholders generally are not responsible for our debts or obligations. No shares of Class B non-voting common stock are currently issued and outstanding. All shares of common stock currently outstanding are duly authorized, fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol “AMG”.
Dividends
Subject to preferential rights of any other class or series of stock, holders of common stock and Class B non-voting common stock may receive dividends out of assets that we can legally use to pay dividends, when, as and if they are declared by our board of directors, with each share of common stock and each share of Class B non-voting common stock sharing equally in such dividends (with each share of Class B non-voting common stock being equal to the number of shares of common stock into which it would then be convertible). If dividends are declared that are payable in shares of common stock or shares of Class B non-voting common stock, such dividends will be declared payable at the same rate in both classes of stock and the dividends payable in shares of common stock will be payable to the holders of shares of common stock, and the dividends payable in shares of Class B non-voting common stock will be payable to the holders of shares of Class B non-voting common stock.
Voting Rights
Holders of common stock will have the exclusive power to vote on all matters presented to our stockholders, including the election of directors, except as otherwise required by Delaware law or as provided with respect to any other class or series of stock. Holders of common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is required to elect a director in an uncontested election.

Liquidation/Dissolution Rights
Subject to the preferential rights of any other class or series of stock, holders of shares of our common stock and Class B non-voting common stock shall be entitled to share ratably in the remaining assets available for distribution in the event we are liquidated, dissolved or our affairs are wound up after we pay or make adequate provision for all of our known debts and liabilities (with each share of Class B non-voting common stock being equal to the number of shares of common stock into which it would then be convertible).
Other Rights
Subject to the preferential rights of any other class or series of stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of shares of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities, other than the conversion rights afforded to the holders of our Class B non-voting common stock that are described below.
Anti-Takeover Provisions of our Charter, our By-Laws and Delaware Law
Under Delaware law, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding a majority of the shares entitled to vote on the matter, unless a different percentage is set forth in the corporation’s charter, which percentage will not in any event be less than a majority of all of the shares entitled to vote on such matter. Our charter provides that whenever any vote of the holders of voting stock is required to amend or repeal any provision of the charter, then in addition to any other vote of the holders of voting stock that is required by the charter or by-laws, the affirmative vote of the holders of a majority of our outstanding shares of stock entitled to vote on such amendment or repeal, voting together as a single class, is required. However, with respect to the amendment or repeal of any of the provisions of our charter relating to stockholder action without an annual or special meeting, the election, term or removal of directors, vacancies on the board of directors, or the limitation of liability of directors, the affirmative vote of the holders of at least eighty percent (80%) of our outstanding shares of stock entitled to vote on such amendment or repeal, voting together as a single class, will be required.
Rights of Class B Non-Voting Common Stock
The holders of our Class B non-voting common stock generally have the same rights and privileges as holders of our common stock, except that holders of Class B non-voting common stock do not have any voting rights other than those which may be provided under our charter or applicable law. Each share of Class B non-voting common stock is convertible, at the option of the holder, into one share of common stock; provided, that such conversion is not inconsistent with any regulation, rule or other requirement of any governmental authority applicable to the holder.
To the extent the holders of Class B non-voting common stock are entitled to vote under our charter or applicable law, such holders shall vote together as a single class with the holders of common stock, except as required by law.
Transfer Agent
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF JUNIOR SUBORDINATED NOTES
The following is a summary description of certain material terms and provisions of the Notes, and may not contain all the information that is important to you. Therefore, you should read the Junior Subordinated Notes Indenture, dated as of March 27, 2019, between AMG and U.S. Bank National Association, as trustee (the “Trustee”) (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 27, 2019, between AMG and the Trustee (the Base Indenture, as supplemented by the First Supplemental Indenture, the “Junior Subordinated Indenture”), and the form of certificate evidencing the Notes, for additional information related to the Notes.
General
The Notes are a series of junior subordinated notes issued under the Junior Subordinated Indenture. The Notes were initially issued in the aggregate principal amount of $280.0 million. An additional $20.0 million of Notes was subsequently issued pursuant to the underwriters’ exercise of an overallotment option, increasing the total amount of Notes issued to $300.0 million, which remains the aggregate principal amount outstanding. The Junior Subordinated Indenture does not limit the aggregate principal amount of junior subordinated notes that may be issued under the Junior Subordinated Indenture and provides that junior subordinated notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Junior Subordinated Indenture. We may, at any time and without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Notes, will constitute a single series of junior subordinated notes under the Junior Subordinated Indenture; provided that if such additional notes are not fungible with the outstanding Notes for U.S. federal income tax purposes, then they will be issued under a separate CUSIP number.
The Junior Subordinated Indenture does not contain provisions that afford holders of the Notes protection in the event of a highly leveraged transaction involving us.
Unless earlier redeemed, the entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 30, 2059. The Notes are not subject to any sinking fund provision. The Notes are available for purchase in denominations of $25.00 and integral multiples of $25.00 in excess thereof.
The Notes are listed on the New York Stock Exchange under the symbol “MGR”.
Interest
Each Note bears interest at the fixed rate of 5.875% per annum (the “Securities Rate”) from the date of original issuance. Subject to our right to defer interest payments as described below, interest on the Notes will be payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year (each, an “Interest Payment Date”) to the person in whose name such Note is registered at the close of business (i) on the Business Day immediately preceding such Interest Payment Date if the Notes are in book-entry only form or (ii) on the 15th calendar day preceding such Interest Payment Date if the Notes are not in book-entry only form (whether or not a Business Day). The initial Interest Payment Date was June 30, 2019. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. “Business Day” means each Monday, Tuesday, Wednesday,

Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close or be closed.
Option to Defer Interest Payments
At our option, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the Notes by extending the interest payment period for up to 20 consecutive quarterly periods (each period, commencing on the date that the first such interest payment would otherwise have been made, an “Optional Deferral Period”). A deferral of interest payments may not extend beyond the maturity date of the Notes or end on a day other than an Interest Payment Date. Any deferred interest on the Notes will accrue Additional Interest at the Securities Rate from the applicable Interest Payment Date to the date of payment, compounded quarterly (such deferred interest and additional interest accrued thereon, “Additional Interest”), to the extent permitted under applicable law. No interest will be due and payable on the Notes until the end of an Optional Deferral Period, except upon a redemption of the Notes during such Optional Deferral Period.
At the end of an Optional Deferral Period or on any redemption date, we will be obligated to pay all accrued and unpaid interest, including any Additional Interest. Once we pay all accrued and unpaid interest payments on the Notes, including any Additional Interest, we can again defer interest payments on the Notes as described above, but not beyond the maturity date of the Notes.
We are required to provide to the Trustee written notice of any optional deferral of interest at least 10 and not more than 60 Business Days prior to the earlier of (1) the next applicable Interest Payment Date or (2) the date, if any, upon which it is required to give notice of such Interest Payment Date or the record date therefor to the New York Stock Exchange or any applicable self-regulatory organization. In addition, we are required to deliver to the Trustee an officers’ certificate stating that no Default or Event of Default shall have occurred and be continuing. Subject to receipt of the officers’ certificate, the Trustee is required to promptly forward such notice to each holder of record of Notes.
Certain Limitations During an Optional Deferral Period

During an Optional Deferral Period, subject to the exceptions noted below, we shall not:

•	declare or pay any dividend or make any distributions, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, or

•
make any payment of interest on, principal of or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by us which rank equally (“pari passu securities”) or junior (“junior securities”), in each case, in right of payment to the Notes.

None of the foregoing, however, shall restrict:

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any of the actions described in the preceding sentence resulting from any reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock;

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the purchase of fractional interests in shares of our capital stock pursuant to an acquisition or the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•	dividends, payments or distributions payable in shares of capital stock or warrants, options or rights to acquire our capital stock;

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redemptions, purchases or other acquisitions of shares of capital stock in connection with any employment contract, incentive plan, benefit plan or other similar arrangement of ours or any of our subsidiaries or in connection with a dividend reinvestment or stock purchase plan;

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any declaration of a dividend in connection with implementation of any stockholders’ rights plan, or the issuance of rights, stock or other property under any such plan, or the redemption, repurchase or other acquisition of any such rights pursuant thereto;

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an administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation;

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any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known; or

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a threatened challenge asserted in writing in connection with our audit or an audit of any of our subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Notes, which amendment, clarification or change is effective or the administrative action is taken or judicial decision, interpretation or pronouncement is issued or threatened challenge is asserted or becomes publicly-known after the date of the original issuance of the Notes, there is more than an insubstantial risk that interest payable by us on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes.

Right to Redeem Upon a Rating Agency Event

Before March 30, 2024, we may, upon not less than 10 nor more than 60 days’ notice, within the 90 days after the occurrence of a Rating Agency Event (as defined below), redeem, in whole but not in part, the Notes at 102% of their principal amount plus any accrued and unpaid interest thereon (including any Additional Interest) to the redemption date.
“Rating Agency Event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Notes; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Notes.
Ranking
Our payment obligations under the Notes are unsecured and rank junior and subordinated in right of payment and upon liquidation to all of our senior indebtedness (as defined below), and rank equally with all of our junior unsubordinated indebtedness, in each case whether presently existing or from time to time hereafter incurred, created, assumed or existing.

No payment of principal of (including redemption payments, if any), premium, if any, on or interest on (including Additional Interest) the Notes may be made if (a) any senior indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any senior indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise of the senior indebtedness. Upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of AMG, the holders of senior indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all senior indebtedness before the holders of the Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all senior indebtedness, the rights of the holders of the Notes will be subrogated to the rights of the holders of senior indebtedness to receive payments and distributions applicable to such senior indebtedness until all amounts owing on the Notes are paid in full.
The term “senior indebtedness” means, with respect to us, (i) any payment due in respect of our indebtedness, whether outstanding at the date of execution of the Junior Subordinated Indenture or thereafter incurred, created, or assumed after such date, (a) in respect of money borrowed or (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by us that, by their terms, are senior or senior subordinated debt securities including, without limitation, all such obligations under our indentures with various trustees; (ii) all obligations in respect of any financial derivative, hedging or futures contract or similar instrument; (iii) all capitalized lease obligations; (iv) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all of our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (v) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons the payment of which we are responsible or liable as obligor, guarantor or otherwise; and (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons secured by any lien on any of our properties or assets (whether or not such obligation is assumed by us), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the Notes, (2) obligations to trade creditors and (3) any unsecured indebtedness between or among us or our subsidiaries. Such senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions contained in the Junior Subordinated Indenture irrespective of any amendment, modification or waiver of any term of such senior indebtedness.
The Junior Subordinated Indenture does not limit the aggregate amount of senior indebtedness that we may issue. Our right, and, hence, the right of any of our creditors (including holders of the Notes) to participate in any distribution of the assets of any subsidiary or Affiliate, whether upon liquidation, reorganization or otherwise, is subject to prior claims of creditors and preferred and preferences stockholders of each subsidiary.
Events of Default
An “Event of Default” with respect to the Notes shall occur only upon certain events of bankruptcy, insolvency or reorganization involving us.
If an Event of Default occurs, the principal of and accrued interest (including Additional Interest) on the Notes shall be immediately due and payable without declaration or other act on the part of the Trustee of any holder of the Notes.

With respect to the Notes, and for purposes of the immediately succeeding paragraph, the term “Default” means the following events: (a) default in the payment of any interest upon any of the Notes when due and payable on an interest payment date other than at maturity, including Additional Interest in respect thereof, and continuance of such default for a period of 30 days; provided, however, that a valid extension of the interest payment period by us pursuant to the terms of the Junior Subordinated Indenture shall not constitute a default in the payment of interest for this purpose, (b) default in the payment of the principal of (or premium, if any), or interest (including Additional Interest) on, the Notes when due and payable at maturity or earlier redemption or (c) default in the performance or breach of any covenant or warranty of AMG in the Junior Subordinated Indenture (other than a covenant or warranty a default in whose performance or whose breach is addressed in clause (a) or (b), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes.
Upon the occurrence and continuance of a Default, the Trustee and the holders of the Notes will have the same rights and remedies, and will be subject to the same limitations, restrictions, protections and exculpations, and we will be subject to the same obligations and restrictions, in each case, as would apply if such Default was an Event of Default or an event which after notice or lapse of time or both would become an Event of Default; provided that the principal of and accrued interest (including Additional Interest) on the Notes may not be declared immediately due and payable by reason of the occurrence and continuation of a Default, and any notice of declaration or acceleration based on such Default will be null and void with respect to the Notes; provided, further, that in case a Default has occurred and is continuing, the Trustee will not be subject to the requirement to exercise, with respect to the Notes, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs, unless an Event of Default has occurred and is continuing.
The Junior Subordinated Indenture will provide that if there occurs a Default specified in clauses (a) or (b) of the second preceding paragraph, the Trustee or the holder of the Notes may or, if directed by the holders of a majority in principal amount of the Notes then outstanding, the Trustee shall, subject to the provisions of the Junior Subordinated Indenture, demand payment of the amount then due and payable and may institute judicial proceedings for the collection of such amount if we fail to make payment thereof upon demand.
The holders of not less than a majority in aggregate outstanding principal amount of the Notes may, on behalf of the holders of all the Notes, waive any past Default with respect to such Notes, except (i) a default in the payment of principal or interest (including Additional Interest) or (ii) a default in respect of a covenant or provision which under Article 10 of the Junior Subordinated Indenture cannot be modified or amended without the consent of the holders of the outstanding Notes.
Agreement by Holders to Certain Tax Treatment
Each holder of the Notes will, by accepting the Notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the Notes constitute debt and will treat the Notes as debt for U.S. federal, state and local tax purposes.
Defeasance
Covenant Defeasance. Under current U.S. federal tax law, we are able to make the deposit described below and be released from some of the restrictive covenants in the Junior Subordinated Indenture. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your Notes. In order to achieve covenant defeasance, we must do the following:

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Deposit in trust for the benefit of all holders of the Notes a combination of money and government or government agency debt securities or bonds in U.S. dollars that will generate enough cash to make interest, principal and any other payments on the Notes in U.S. dollars on their various due dates.

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Deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

If we accomplish covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the Default, you may not be able to obtain payment of the shortfall.

Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•
We must deposit in trust for the benefit of all holders of the Notes a combination of money and government or government agency debt securities or bonds in U.S. dollars that will generate enough cash to make interest, principal and any other payments on the Notes in U.S. dollars on their various due dates.

•
We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and the debt securities or bonds at the time the cash and the debt securities or bonds were deposited in trust in exchange for your Notes and you would recognize gain or loss on your Notes at the time of the deposit.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Covenant defeasance and full defeasance are both subject to certain conditions, such as no Default or Event of Default occurring and continuing, and that such defeasance does not result in a breach or violation of, constitute a default under, any material agreement or instrument (other than the Junior Subordinated Indenture) to which we, or any of our subsidiaries, are a party or bound.
Discharge of the Junior Subordinated Indenture
We may satisfy and discharge our obligations under the Junior Subordinated Indenture by delivering to the Trustee for cancellation all outstanding Notes or by depositing with the Trustee or the Paying Agent in respect of Notes that have either become due and payable, will become due and payable within one year or are scheduled for redemption or repayment within one year, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the Junior Subordinated Indenture.
Registration and Transfer
We are not required to (i) issue, register the transfer of or exchange the Notes during a period of 15 days immediately preceding the date notice is given identifying the Notes called for redemption or (ii) issue, register the transfer of or exchange any Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.
Payment and Paying Agent
Payment of principal will be made only against surrender to the Paying Agent of the Notes. Principal of and interest on the Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as we may designate from time to time, except that, at our option, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Notes. Payment of interest on the Notes on any interest payment date will be made to the person in whose name the Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
The Trustee will act as Paying Agent with respect to the Notes. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by us to a Paying Agent for the payment of the principal of or interest on the Notes which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to us, and the holder of the Notes will from that time forward look only to us for payment of such principal and interest.
Modification
Subject to certain exceptions, the Junior Subordinated Indenture or the Notes may be amended with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

•	reduce the percentage in aggregate principal amount of Notes whose holders must consent to an amendment of the Junior Subordinated Indenture or to waive any past default; or

•	reduce the rate of or change the stated time for payment of interest on any Note; or

•	reduce the principal of or change the stated maturity of any Note; or

•	reduce the redemption price of any note or adversely affect a right of repayment with respect to any Note that is at such holder’s option; or

•	make any note payable in a currency, or at a place, other than that stated in the Note; or

•	change the ranking of the Notes in a manner that is adverse to the holders of the Notes; or

•
impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s Notes on or after their maturity date or, in the case of redemption, on or after their redemption date; or

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions of the Junior Subordinated Indenture; or

•	modify the provisions of the Junior Subordinated Indenture with respect to the subordination of the Notes in a manner materially adverse to such holder.

Notwithstanding the provisions described above, without the consent of any holder, we and the Trustee may amend the Junior Subordinated Indenture to:

•	cure any ambiguity, omission, defect or inconsistency in the Junior Subordinated Indenture; or

•	provide for the assumption by a successor person of our obligations under the Junior Subordinated Indenture as described below under the heading “-Consolidation, Merger, Sale or Conveyance”; or

•	add guarantees with respect to the Notes; or

•	secure the Notes; or

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	add to the Events of Default with respect to the Notes; or

•	facilitate the issuance of new Notes; or

•	make any change that does not adversely affect the rights of any holder; or

•	to change or eliminate any of the provisions of the Junior Subordinated Indenture with respect to the Notes that have not yet been issued under the Junior Subordinated Indenture; or

•	provide for a successor trustee; or

•	comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Junior Subordinated Indenture under the Trust Indenture Act; or

•	to make any change to Article 12 of the Junior Subordinated Indenture that would limit or terminate the benefits to any holder of senior indebtedness under such Article; or

•	to conform the terms of the Junior Subordinated Indenture or the Notes to the description thereof in this prospectus supplement.

The consent of the holders is not necessary under the Junior Subordinated Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
Consolidation, Merger, Sale or Conveyance
The Junior Subordinated Indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person (in a transaction in which we are not the surviving entity) unless (1) the resulting, surviving or transferee person (in a transaction in which we are not the surviving entity) is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such person expressly assumes by supplemental indenture all of our obligations under the Notes and the Junior Subordinated Indenture; and (2) immediately after giving effect to such transaction, no Event of Default has occurred and is continuing under the Junior Subordinated Indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person (in a transaction in which we are not the surviving entity) shall succeed to, and may exercise every right and power of, AMG under the Junior Subordinated Indenture.
This covenant will not apply to any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets, between or among us and our subsidiaries.
Trustee
U.S. Bank National Association is the Trustee, Security Registrar and Paying Agent.
Applicable Law
The Notes and the Junior Subordinated Indenture are governed by and construed in accordance with the laws of the State of New York.